
Vikktoria
Find & Hire Lawyers
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Download on the App Store
9:41
Search Results
Injury
DOCKWEILER
COUNTRY CLUB PARK
VINEYARD
Sort by: Location
Frank Simmond
Injury, Medical Malpractice
1.2 mile 4.5
Linda Martinez
Injury, Workers Compensation
3 miles 4.6

INVEST IN **VIKKTORIA**

The Legal Marketplace Empowering Universal Access to Justice

vikktoria.com Long Beach CA

Technology · Marketplace · SaaS · B2C · Minority Founder

Featured Investors



Kevin Tamm

Syndicate Lead

Experienced intellectual property attorney living and working in Houston.

Invested in Vikktoria

Vikktoria will bring the process of accessing legal professionals into the modern era by providing timely and accurate information to both potential clients and attorneys. With live, secure communication features, internet searching through patchworks of largely outdated information by clients can be avoided, and attorneys can quickly and securely gather case information. For clients, access to justice will be expanded, and for attorneys a new centralized

marketplace will exist for client intake

Read More

Invested $5,000 this round & $50,000 previously

Follow

1 follower

Highlights

1. First mobile on-demand legal marketplace - timely post-pandemic entrance!
2. A gateway for solving the massive Access to Justice problem
3. Co-founded by lawyers who recognize the pain points of the legal industry
4. TAM of 1.3M lawyers and $438B legal services market
5. SaaS revenue model, like "Upwork" for lawyers, revenue forecasted by end of 2023 (not guaranteed)
6. Broad consumer demographic; mobile + multi-generational (Millennial ➡ Gen X ➡ Gen Z ➡ Boomers)

Our Team



Walid Romaya CEO + Co-Founder

Serial Tech Entrepreneur, Real Estate and Law, mobile and UI/UX strategist, product specialist and branding designer.

I wanted to find an attorney for a family matter and the experience was to be polite horrifying. I did endless google searches and went on a wild goose chase back and forth with many assistants and attorneys before finding someone. It took weeks ! I see why so many people give up on finding an attorney when they need one.



Tabrez Ebrahim Chief Legal Officer + Co-Founder



Patent lawyer, law professor, Texas Bar and Patent Bar, Venture Investor.



Haytham Allos Chief Technical Officer

Enterprise systems architect, programmer, creative solutions in software system methodology.



Eugene Oktyabrskiy Head of Growth

An experienced business development executive with a background in IT, health, finance and energy.

Making legal search simple and effortless!


The Legal Marketplace
Search
POPULAR SEARCHES:
OR SELECT A TOPIC:
Injury and Malpractice Law
DUI / Traffic
Wills and Estates Law
Family Law
+ Law Request
Search Results
Frank Simmond
Linda Martinez
Lawyer Profile
FRANK SIMMOND
Book Lawyer
Save Lawyer
Search by topic
Search for lawyers
Check lawyer profile


Create a Law Request
Request Details:
Add Photos or Docs:
Book Appointment
YOU ARE BOOKING A 30 MIN APPOINTMENT:
Frank Simmond
SELECT A DAY:
SELECT A TIME FOR:
Frank Simmond


Describe your case
Book Appointment
Chat with lawyer

Vikktoria solves the first mile problem of connecting consumers to relevant legal help – with minimal effort on both sides of the marketplace. This is a rare, timely, and massive growth opportunity for the digital laggard legal industry positioned for change.

The Current Legal Search Doesn't Work


The Consumer Problem
Days to weeks before finding and hiring a lawyer.
Lawyer response outdated (VM, phone tag, email).
Irrelevant results from google and legal directories.

Every year, millions of Americans encounter life challenges that require legal services. From simple things like traffic tickets, writing a will, or drafting contracts to more complex situations like divorce, domestic violence, or evictions.

But what happens when these ordinary people seek out legal help? They turn to Google, legal directories, and subpar DIY services. Lawyers are inundated with inquiries that don't fit their expertise. The result is legal needs are unmet or mismatched every day.

The current legal search process is outdated, complicated, and time consuming for consumers *and* lawyers.


Finding legal help is full of effort


in the effortless economy
Selene Hanna
Consumer


The Lawyer Problem
Time constraints qualifying real client prospects.
Intake process outdated using emails, vm, lead forms.
Inefficient and outdated consumer facing marketing.
Digital laggard legal industry.


Acquiring new client business remains a top concern for many small law firms
Thompson Reuters State of US Small Law Firms 2021

The legal market is in desperate need of a modern solution. It's time!

Access to Justice

Access to justice means when people encounter life challenges they can understand their rights, protect those rights, and get a fair outcome. This

includes not just finding the right legal representation, but also affording that legal representation. The current barriers to finding that match make justice too far out of reach for many people.

To read more about the immense access to justice problem, here's a summary: **The Justice Gap**

While searching for legal help, families are in crisis from very real consequences. Having adequate access to justice determines whether basic human needs like food, clothing, shelter, and safety are met. And right now, justice is *not* universal.



We must do better

With fast, mobile, virtual, and On-Demand trends sweeping other industries, the legal space is one of the last traditional service industries to deliver the real-time expectations of modern consumers. However, the pandemic brought a mass adoption of virtual and cloud legal technologies, paving the way for the next generation legal industry.

The time is now.

Vikktoria is here to accelerate that change and usher in a modern legal era by empowering universal access to justice right from our phones.

Introducing Vikktoria

With our On-Demand legal marketplace app, Vikktoria is – *for the first time* – bringing relevant, real-time search and connectivity with up to 1.3M lawyers. The open, non-advertising, B2C marketplace is powered by a search engine with an AI enabled algorithm.

Vikktoria™
THE LEGAL MARKETPLACE



ALL LEGAL PROS
RELEVANT SEARCH
GEO LOCATED
INSTANT CHAT
QUALIFIED
RATED

Vikktoria solves the consumer problem since consumers can search for exactly what they want, where they want, and when they want.

Vikktoria solves the lawyer problem since it pairs lawyers with the right clients quickly, easily, and without multi-million-dollar marketing budgets.

Our app is a win on all sides of the legal marketplace, providing the bridge between those who *need* help and those who *can* help.



"We need lawyer to represent our barber shop in San Antonio for forced move by developer"
"Just got served with a lawsuit for an old debt and need legal help in Atlanta"
"I got into a bicycle accident in downtown Denver and urgently need a lawyer"
"Looking for a family attorney for enforcing my spousal support "
"I got arrested for a fight I did not start, looking for a defense lawyer in Sacramento"
"I have an invention for a consumer tool and need patent protection with USPTO"

Vikktoria tackles the access to justice problem since everyone can easily find fair legal representation, including Pro Bono work which has a massive impact on universal access to justice. Using a filter on the app, consumers can search for

lawyers who provide Pro Bono services and plans for access to justice.



Access To Justice Pro Bono
12:58
Search
Immigration Law
Intellectual Property
Pro Bono / Access to Justice
Administrative Law
Tax Law
Entertainment and Media Law
•Lawyer selects Pro Bono and Access to Justice as added specialty to lawyer's profile
•Consumers Search for Lawyers by Pro Bono filter
•Only lawyers who elected to add Pro Bono / Access to Justice will show up in search

We are the first platform to empower access to justice and we will fundamentally change the way law is done!

The Vikktoria Technology

We have designed Vikktoria from the ground up with the best UI/UX practices to make the platform stable, secure and scaleable:



Technology Stack
•Smart Relevancy Algorithm
•Geo Layers
•Predictive Search
•Cloud Based
•Scaleable
•End To End Encrypted

Path to Market

- Raised $200k in pre-seed to build, test, and refine the app.
- Ready to launch in a geographic roll out in major metropolitan areas.

- Engaged external marketing firms in early 2023 to deploy a 2-sided campaign targeting first lawyers, then consumers.
- Developing phase 2 of the app to widen the filters and search parameters for lawyers.



Launch Timetable
JAN 2023
App on Apple iOS and Google Play stores
EARLY 2023
Metro Regional Rollout
THROUGH 2023
Claim your profile lawyer campaign
LATE 2023
USA National Rollout



Marketing Overview
Email Campaigns
Call To Action
Targeted Social Media
PR Campaign
App Store Marketing
LinkedIn and Bar Assoc. Campaigns

Here is a 30 second spot aimed at consumers as part of our awareness campaign:



Vikktoria Customer Outreach
Vikktoria


Vikktoria
00:30
vimeo

And another targeting lawyers:


Vikktoria Lawyer Outreach
Vikktoria
Lawyers
00:29
vimeo

The Numbers

The legal industry in the U.S. is a powerhouse with $437B in annual billed services and $73B in Serviceable Obtainable Market. Depending on firm size and specialty, lawyers spend anywhere from 2% to 50% of their annual billings on marketing!

Law firms are catching up on digitizing their inner operations but have lagged with consumer facing trends. This creates a *major* opportunity for Vikktoria in the highly fragmented, untapped legal space.


Legal Market Size
TAM
$437 Billion
SAM
$181 Billion
• 1.3 Million Lawyers in USA
• TAM: Total Addressable Market, (big, medium and small/solo law firms plus in-house corporate legal departments)
• SAM: Serviceable Available Market,


SOM
$73 Billion
(medium and small/solo law firms)
• SOM: Serviceable Obtainable Market (small/solo law firms and Jr associates / partners of medium and big law)
Graphic not to scale. Data sources: Thompson Reuters and American Bar Assoc.

Our business model is a recurring subscription based SaaS revenue from a pool of 1.3M U.S. lawyers.


Pricing Plans
FOR CONSUMERS:
FREE USAGE
Free App Usage
For Legal Fees you pay as agreed with the lawyer
FOR LAWYERS:
BASIC: FREE
Free Limited Profile
One Zip Code
Up to 5 Initial Chats
Up to 5 Posts
Key Features
Visible Profile on Map
Syndicate to Social Media
Manage free Consultations
Establish a Customer Pipeline
FOR LAWYERS:
PRO: $49.95 per * month
Expanded Profile
Two Zip Codes
Enhanced Search
Unlimited Chats
Up to 30 Posts per Month
Key Features
Expanded Customer Pipeline
Video & Audio Chats
Document Exchange
Calendar Integration
*Paid Annually, $69.95 month to month

Financial projections*:

Our goal is to have 100,000 lawyer profiles in year 1 in various metro areas. Our marketing strategy will create consumer demand, resulting in lawyers converting to paid plans. Our projections show us generating revenue by the end of 2023.


Lawyer Growth Projections
Lawyers Profiles
400000
300000
200000
100000
0
2023
2024
2025
2026
Free Profile
SAAS Paying Profile
•Vikktoria's proprietary backend tech imports and sorts lawyer data and profiles by area clusters
•Vikktoria's admin initiates automated claim lawyer profile communication with lawyer
•Free profile converts to paid with interactions with consumers
* These are projections for illustration purposes and actual results will vary

<u>As an example for Lawyers:</u>

10,000 paying lawyers x $50/month = $6M Potential Annual Revenue

100,000 paying lawyers x $50/month = $60M Potential Annual Revenue

For Consumers:

Goal: 200,000/Mo. unique traffic year 1.

Goal 50,000 App installs year 1.

And that's just the beginning, as we launch additional revenue streams including a monetized newsfeed and sponsored ads.

*** All projections and estimates above can't be guaranteed.**

Pipeline

Following the initial launch of Vikktoria, we will pursue additional revenue paths, including:

- Law Request: This feature is already built and live within the app. We plan on monetizing it by giving lawyers additional access to requests in their local areas.



Law Requests
Create a Case
Send to Multiple Lawyers
Hire Lawyer
Track your Case

- Newsfeed: A monetized legal newsfeed where Vikktoria and lawyers post news and information based on customizable filter specifications. As the marketplace grows, we will monetize through sponsored ads for brands such as banks and mortgage companies (not lawyers).




Newsfeed
• Enhances Lawyer Credibility
• Content Marketing
• Syndicate across social platforms
• Sponsored posts
• New revenue stream
9:41
Newsfeed
Search Newsfeed
Frank Simmond
San Diego
Aug 09
Wells Fargo Bank
Sponsored
Linda Martinez
San Diego
Aug 11

Why We're Different

While there are legal directories (Avvo, Lawyers.com), Google search, and DIY platforms (Legal Zoom), we are the *only* one connecting and benefitting all the dots. Their advertising and consumer paying model limit their client size to advertisers in contrast to our open marketplace model allowing all legal pros.


Competitive Matrix
SAAS $
Vikktoria
TYPE
SEARCH DIRECTORY
MARKETPLACE
Google
Avvo
Lawyers.com
ADV. $
REVENUE
OTHER NICHES:
Do It Yourself
legal zoom
ROCKETLAWYER
Consumer Plan*
LegalShield
*Consumers pay monthly fees for limited legal access.

The time for Vikktoria is *now*. Our major advantage is we are first to market and positioned to launch. We have the team to take it to the finish line and are poised to pave the way for the next generation legal marketplace!


Investment Opportunity
Large potential exit


Proprietary tech stack is tested, built and live
Massive client base with 1.3 million lawyers in USA
Scaleable SaaS model
First to market legal marketplace
Vikktoria

Where do we want to take Vikktoria?

The technology is built and we need the marketing dollars to scale and make Vikktoria a national platform and household name.

Below are forward looking projections of where the company valuation can be (Please read the small print!).

Valuation Projections

Paying Lawyers	Average/ Mo.	Annual Recurring Revenue (ARR)	Multiple * 10X	Multiple 15X	Multiple 20X
5,000	$50	$3M	$30M	$45M	$60M
10,000	$50	$6M	$60M	$90M	$120M
20,000	$50	$12M	$120M	$180M	$240M
40,000	$50	$24M	$240M	$360M	$480M
50,000	$50	$30M	$300M	$450M	$600M
70,000	$50	$42M	$420M	$630M	$840M
100,000	$50	$60M	$600M	$900M	$1.2B

The Small Print:

This table contains forward projections. Valuation Multiples on ARR (Annual Recurring Revenue) for SaaS tech companies vary significantly depending on many complex factors which include but are not limited to annual growth of subscribers, churn rate, available capital for growth, rate of growth and future trajectory of business. These are strictly numbers for illustration purposes and there are no guarantees of performance results and or/ timing.

Use of Funds

The majority of the fundraising (60%) will be used for marketing and scaling the app. The rest is as follows:

Capital Raise


Marketing
Admin
10%
•$200 K Pre-seed Closed
•$1-$2 Million Seed Round


30%
60%
Technology
Seed Round Use of Funds
•SAFE Instrument
•20% Discount, $7 Million Cap
•12-18 Month Runway
•Min 60% for marketing and getting into revenue

The funds will allow us to grow to the next level and be in revenue by end of 2023.

Team

Our team is made up of highly experienced tech and legal professionals, backed by diverse advisors with experience in Small to Big Law.

As lawyers and technologists the Vikktoria co-founders saw first-hand the drastic limitations of the current system. With our previous start-up experience, we knew we could do something about it.


Meet the Team
Walid Romaya
CEO and Co-Founder
Marketplaces Evangelist
Tabrez Ebrahim
CLO and Co-Founder
Attorney/Law Professor
Haytham Allos
CTO
Software Architect
Eugene Oktyabrskiy
Head of Growth
Sales and Channel Expert

Our team also includes a great team of advisors (lawyers, business executives and tech experts) who have helped us along our journey.


Meet the Advisors
Kelsey Chase
Board Advisor
Corporate Attorney, Tech Co-Founder, Alumni Fund, Ex. DLA Piper
Nicholas D'Amico
Board Advisor
Independent Attorney, Real Estate Law, Loyola Marymount Alumni
Betsy Lemaire
Board Advisor
Corporate Growth Specialist, M&A / Network Effect



Joe Green
Board Advisor
Startup Attorney, NY, Gunderson Dettmer, Writer and Author, Ex.Thomson Reuters



Max Cabral
Board Advisor
Software Engineer, Stepstone Job Boards, Ex. Zip Recruiter



Tim Penkala, CPA
Board Advisor
Tech startup venture investor, Real Estate executive, Notre Dame Alumni

The Ask

We are seeking to raise up to $1,235,000 through Wefunder. We are using Wefunder since the entire premise of our work is to bring the future of the legal marketplace to the people. So, we are bringing our future to you. Help us get there!

We are bringing Vikktoria to market because we believe passionately that everyone has the right to universal access to legal services and justice. And we believe our app will deliver that right. **Join us!**